Exhibit 1

Rio de Janeiro, April 10, 2017.

Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários)

Attn.:  Mr. Fernando Soares Vieira

            Superintendent of Corporate Relations

            Mr. Guilherme Rocha Lopes

            Manager of Corporate Monitoring – 2

c/c

emissores@bvmf.com.br

Re.: Official Letter No. 133/2017/CVM/SEP/GEA-2

Request for clarifications with respect to news article.

Dear Sirs,

We make reference to Official Letter No. 133/2017/CVM/SEP/GEA-2 (“Official Letter”), copy attached hereto, which requests that Oi S.A. – In Judicial Reorganization (“Oi” or “Company”) make clarifications with respect to the news published on April 7, 2017 in the newspaper Valor Econômico, titled “To emerge from impasse, Oi will negotiate” (“Para sair de impasse, Oi vai negociar”) to clarify the following.

In accordance with the clarifications made to the market in the Notices to the Market disclosed on December 19, 2016, January 30, 2017 and March 2 and March 31, 2017, as well as the Material Fact dated March 22, 2017, Oi reiterates that it continues to have conversations with creditors, potential investors and other stakeholders with respect to its judicial reorganization plan and the basic conditions for adjustments approved by the Company’s Board of Directors on March 22, 2017, one of the suggestions made in such conversations being the possible capitalization of the Company, by means of the conversion of the debt or the contribution of funds.

However, Oi clarifies that no decisions have been made with respect to other possible adjustments to the judicial reorganization plan since the Company’s Board of Directors meeting held on March 22, 2017, in which the basic financial conditions for adjustments to the judicial reorganization plan were approved, as disclosed to the market via a Material Fact on that date.

The understandings with creditors, potential investors and other stakeholders with respect to the judicial reorganization plan shall take place until the creditors meeting and entail studies and internal evaluations by the Company, with the objective of ascertaining possible impacts and alternatives.

Oi remains available for any further clarifications.

Sincerely,

Oi S.A. – In Judicial Reorganization

Ricardo Malavazi Martins

Chief Financial Officer and Investor Relations Officer

BRAZILIAN SECURITIES AND EXCHANGE COMISSION

Rua Sete de Setembro 111 33th floor - Bairro Centro - Rio de Janeiro/RJ - CEP 20050-901

Telefone: (21)3554-8220 - www.cvm.gov.br

Official Letter No. 133/2017/CVM/SEP/GEA-2

Rio de Janeiro, April 7, 2017.

To Mr.

RICARDO MALAVAZI MARTINS

Investor Relations Director of

OI S.A. – IN JUDICIAL REORGANIZATION

RUA HUMBERTO DE CAMPOS, 425 – 8th FLOOR    LEBLON

CEP 22430190    RIO DE JANEIRO    RJ

TEL 21  31312918

E-MAIL: INVEST@OI.NET.BR

Subject: Request for clarifications with respect to news article.

Dear Sir,

1.    We report on the news published on April 7, 2017 in Valor Econômico, with the title “To emerge from impasse, Oi will negotiate” (“Para sair de impasse, Oi vai negociar”), which contains the following information:

“Oi decided to initiate conversations about a capitalization that may bring new money to the company currently undergoing judicial reorganization. ‘We consider this option as a possible conversation, as long as the money is for the company and not for the creditors,’ said Marco Schroeder, Oi’s president, in an exclusive interview with Valor.
From the executive’s perspective, this objective has the potential to bring together those involved—including bondholders and creditor banks—towards a solution: ‘There is no chance that creditors and Shareholders will not be able to reach an agreement. We will enable the dialogue in search of a possible equation that will open-up the process.’

4/10/2017 2:29 PM AMERICAS 92687644 v2 [92687644_2.docx]

It is a major change in Oi’s stance, with potential to completely change the terms of the judicial reorganization plan, which were approved by the board on March 22nd. The executive decided to break the silence to show that the momentum towards a solution has increased.
The amounts considered possible for a capitalization range from US$2 billion to US$3 billion, in other words, they coincide with the amounts declared available by interested parties within the operator, according to Valor’s sources who have participated in the discussions on this matter. When asked about the viability of this volume, Schroeder said he would not speak of numbers at this time.
Oi entered into judicial reorganization last June with R$65 billion in debt and a list of 66,000 creditors. Out of this total, R$48 billion are financial debts—from international bonds and national, foreign and development banks.
Schroeder’s message is exactly what the government would like to hear, after raising the stakes and indicating that the chances of an intervention in Oi have increased considerably.
The pressure had heated up because the plan that the telecom’s shareholders holding majority in the board of directors—Pharol and Nelson Tanure—approved on March 22 was far from the terms that the creditors considered reasonable. The proposal was rejected by telecom’s bondholders, which together hold R$32 billion in credits, as well as by the banks.
Together, Pharol and Tanure have 28% of the total capital and seven of the 11 directors of Oi- but they do not have any formal agreement.
Within the judicial reorganization, the injection of funds would happen soon after the settlement of debts. For this, the plan to be voted on by the creditors already has to take into account the forecasted capital increase – including the conditions to determine the price of the new shares and the target volume. It would also be established beforehand that the money would not be used to pay off debt.
The capitalization has the potential to significantly modify Oi’s shareholder base and, therefore, the company’s governance.
Up until ten days ago, Schroeder was firmly asserting that it would be best for Oi’s stakeholders to enter after the judicial reorganization. For him, adding another part to the negotiation would bring further complications to the process.
However, he came to consider new money as part of the solution after several players indicated favorably towards the measure – including creditor banks and the government itself. The National Telecommunications Agency (Agência Nacional de Telecomunicações - Anatel) is constantly warning about the importance of the company returning to its capacity to invest.
The change is also due to several signs of willingness to contribute capital, including from Tanure himself and from Pharol.
According to Schroeder, it will be important in this scenario that the new shares are competitively priced to attract interested parties – the closer to the stock market value, the greater the chance of success.
The telecom definitively entered the radar of foreign funds dedicated to high-risk assets. Some are determined to participate in the process, according to Valor, and began to seek contact with the company. They are interested in building a way out, faced with the prospect of state intervention, and sent representatives to Brazil for talks and visits.
Schroeder’s model is different from the one initially intended by investors interested in the telecom, such as: Elliott; Cerberus, with RK Partners; and Naguib Sawiris, with the bondholders of Moelis. Their intention was to put money into the reorganization to split with the lenders and pay less than the others for their position. However the executive said he defends the best interest of the company.
Even without this model being ideal, some of these stakeholders have already attempted to open conversations with the company. Depending on the market momentum, Schroeder does not rule out making a capital increase even without a firm guarantee from one of these funds.
Schroeder defends the call for a creditors’ meeting as soon as possible. For him, the proximity of the deadline will put everyone at the table. The executive believes that it would be feasible to have the meeting in the third quarter. The recent change in Oi’s judicial administrator—with the entry of BDO Consultoria in place of PwC—determined by the 7th Corporate Court of Rio de Janeiro, where Oi’s judicial reorganization is underway, should delay the work by about 30 days. The steps required involve the delivery of the updated list of creditors, followed by the opening of a period of 30 days for objections. After this term expires, the meeting shall be called 30 days in advance.” Emphasis added.

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2.    With respect to the above, we request your response as to the veracity of the information contained in the news, especially with respect to the emphasized parts, and, if confirmed, an explanation as to why the Company did not address this matter in a Material Fact, pursuant to the terms of CVM Instruction No. º358/2002.

3.    Such statement should include a copy of this Official Letter and shall be made through the IPE System, category: “Notice to the Market,” type: “Clarifications on CVM/BOVESPA consultations,” subject: “News Published in the Media.” Addressing this request for a statement through a notice to the market does not extinguish the possible imposition of liability for failure to disclose a material fact in a timely fashion, pursuant to the terms of CVM Instruction No. 358/02.

4.    We highlight that, under the terms of Art. 3 of CVM Instruction No. 358/02, it is the obligation of the Investor Relations Officer to disclose and communicate to the CVM and, as the case may be, to the stock exchanges and the over-the-counter market entities in which the company’s securities are admitted for trading any material act or fact occurring or related to its business, as well as to ensure its wide and immediate dissemination, simultaneously in all the markets in which such securities are admitted for trading.

 5.    We also remind you of the obligation in the sole paragraph of Art. 4 of CVM Instruction No. 358/02 to inquire with the directors and controlling shareholders of the Company, as well as all other people with access to material acts or facts, to determine whether they have knowledge of information that should be disclosed to the market. material fact occurring or related to its business, as well as to ensure its wide and immediate dissemination, simultaneously in all the markets in which such securities are admitted for trading.

6.    Please note that as ordered by the Superintendence of Corporate Relations, in exercise of its statutory duties and, based on item II of Article 9 of Law 6,385/1976, and on CVM Instruction No. 452/2007, punitive fines in the amount of R$1,000.00 (one thousand reais) may be applicable, notwithstanding other administrative sanctions for non-compliance with the requirements in this letter within the period of 1 (one) business day from the date of knowledge of the content of this letter, also sent by e-mail.

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Sincerely,

Document electronically signed by Guilherme Rocha Lopes, Manager, on April 7, 2017, at 3:18 p.m., pursuant to Article 1º, III, "b", of Law No. 11,419/2006.

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